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                             May 24, 2022

       Li Guo
       Chief Executive Officer
       KB Global Holdings Limited
       No 3 Building of No 1 Jiali Construction Plaza FL 13
       No. 4th Central Road, Futian, Shenzhen
       Guangdong Province, 518000, People   s Republic of China

                                                        Re: KB Global Holdings
Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 9, 2022
                                                            File No. 333-261688

       Dear Ms. Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 3 to Form S-1 filed May 9, 2022

       Cover Page

   1. We note your revised disclosure in response to comment 5 and partially reissue the comment. It appears
that there are clerical errors in your disclosure that "[y]our VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law may prohibit direct foreign investment in the operating
                                                        companies where
exposure to foreign investment in China-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies." Please revise or advise.
 Li Guo
KB Global Holdings Limited
May 24, 2022
Page 2
Index to Financial Statements, page F-1

2. Pursuant to Rule 3-12 of Regulation S-X, please amend your filing to include audited financial statements for your fiscal year ended December 31, 2021. Also, refer to Rule 3-
         12 of Regulation S-X for information regarding the inclusion of unaudited financial statements for the interim period ended March 31, 2022.
        You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at
(202) 551- 3321
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameLi Guo                                      Sincerely,
Comapany NameKB Global Holdings Limited
                                                              Division of
Corporation Finance
May 24, 2022 Page 2                                           Office of Finance
FirstName LastName